Exhibit 4.2

DESCRIPTION OF COMMON STOCK

The following is a description of the common stock of ABIOMED, Inc. (“ABIOMED” or the “Company”). This description is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated By-Laws (the “By-Laws”).

Authorized Capitalization

As of March 31, 2020, ABIOMED’s authorized capital stock consisted of 100,000,000 shares of common stock, $0.01 par value per share (the “common stock”), and 1,000,000 shares of Class B preferred stock, $0.01 par value per share (the “Class B Preferred Stock”). As of March 31, 2020, 45,008,687 shares of common stock were outstanding and no shares of preferred stock were outstanding. The common stock is listed on the NASDAQ Global Select Market under the ticker symbol “ABMD”.

Common Stock

Voting Rights. The holders of common stock have one vote per share on all matters on which stockholders may vote, subject to the restrictions described below under the caption “Anti-Takeover Effect of Certain Provisions of the Certificate of Incorporation, the By-Laws and Delaware Law.” They do not have cumulative voting rights in the election of directors.

Dividend Rights. The holders of common stock are entitled to receive any dividends legally declared by the Board of Directors.

Liquidation Rights. If ABIOMED is liquidated or dissolved, the holders of the common stock are entitled to receive all assets available for distribution to the stockholders, subject to any rights of the holders of preferred stock that the Company may issue in the future.

Other Rights and Preferences. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock will be subject to those of the holders of any shares of preferred stock that the Company may authorize and issue in the future.

Preferred Stock

The Company’s board of directors (the “Board of Directors”) may fix or alter the rights, preferences and privileges, along with any limitations or restrictions of one or more series of Class B Preferred Stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of such series. The Board of Directors may also do the same for any other classes or series of preferred stock that become authorized in the future.

The issuance of preferred stock, once authorized, may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock, having certain conversion provisions or subordinating the liquidation rights of the common stock. If preferred stock were issued, including Class B Preferred Stock, it could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of the Company. Thus, the issuance of preferred stock, while providing flexibility in connection with possible financings, could have an adverse impact on the market price of common stock.

Anti-Takeover Effect of Certain Provisions of the Certificate of Incorporation, the By-Laws and Delaware Law

Certificate of Incorporation and By-Laws.  The Certificate of Incorporation and By-Laws include several provisions, in addition to the preferred stock, that may discourage an unfriendly tender offer, proxy contest, merger, or other change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and its policies, and discourage unsolicited acquisition proposals or proxy contests that may involve an actual or threatened change of control of ABIOMED. However, these provisions could discourage others from making tender offers a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Board Composition.  The Certificate of Incorporation contains provisions that:

•	classify the Board of Directors into three classes, with each class consisting, as nearly as may be possible, of one third of the number of directors constituting the entire Board of Directors;
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allow the Board of Directors to be enlarged (within a range of three to 12 members) only by vote of a majority of the directors then in office, thereby eliminating the ability of stockholders to enlarge the Board of Directors;

•	provide that Board vacancies shall first be filled by the remaining directors, and in the absence of any directors, by the stockholders;
•	provide that directors may only be removed “for cause” and only by the class or classes of stock entitled to elect them; and
•	require an 80% affirmative vote of all votes entitled to be cast by the stockholders to amend the preceding provisions.

The By-laws also provide that members of the Board of Directors need be elected only by a plurality of the votes cast.

The classification of the Board of Directors and the other provisions highlighted above may make it more difficult to change the composition of the Board of Directors. Since each class of directors consists of approximately one-third of the number of directors, at least two stockholder meetings, instead of one, would be required to effect a change in the control of the Board of Directors.

Notice Procedures.  The By-Laws provide that advance written notice of any stockholder nomination for director to be brought before an annual meeting must be received at the Company’s principal executive offices not more than 120 days nor less than 90 days prior to the anniversary date of the immediately preceding annual meeting. Director nominations for a special meeting must be received at the Company’s principal executive offices not more than 120 days prior to the scheduled date of the special meeting nor less than (i) 90 days prior to the scheduled date of the special meeting or (ii) 10 days following the date on which the Company publicly announces the special meeting. The By-Laws also require, with any notice of director nomination, certain customary informational and other requirements regarding the proposing stockholder and any director nominee.

Special Meetings of Stockholders.  The By-Laws provide that special meetings of stockholders may only be called by the Chairman of the Board of Directors, the President or by the Board of Directors.

No Stockholder Action by Written Consent.  The Certificate of Incorporation and By-Laws provide that all stockholder action must be effected at a duly called meeting and not by written consent. This provision in the Certificate of Incorporation may be amended only by the affirmative vote of 80% of the votes entitled to be cast by stockholders.

Authorized but Unissued Common Stock.  The authority of the Board of Directors to issue authorized but unissued shares of common stock might be considered as having the effect of discouraging an attempt by another person or entity to effect a takeover or otherwise gain control of ABIOMED, since the issuance of additional shares of common stock would dilute the voting power of the common stock then outstanding.

Consideration of Relevant Factors in Business Combinations.  The Certificate of Incorporation explicitly directs the Board of Directors to take into account all relevant factors in exercising its business judgment in determining what is in the best interests of ABIOMED and its stockholders in evaluating certain tender offers and business combination proposals. Relevant factors include:

•	the Board of Directors’ estimate of the future value of ABIOMED;
•	the resources and future prospects of the other party; and
•	the possible social, legal, environmental and economic effects on ABIOMED, its employees, customers, suppliers and creditors and the communities in which its facilities are located.

Delaware Takeover Statute.  The Company is subject to the General Corporation Law of the State of Delaware (the “DGCL”), including Section 203. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. An “interested stockholder” includes any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote generally in the election of directors.  Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.  However, the restriction does not apply if:

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the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, with approval taking place prior to such business combination or transaction;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding certain shares;

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the business combination is approved by the Board of Directors and by the affirmative vote of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder, with approval taking place concurrently with or after the business combination.

Under certain circumstances, this provision may make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, because the stockholder approval requirement would be avoided if the Board of Directors were to approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

Limitations on Director Liability

The Certificate of Incorporation provides that no director shall be personally liable to the Company or the stockholders for monetary damages for any breach of fiduciary duty by such director as a director, notwithstanding any other provision of law to the contrary. However, a director shall be liable to the extent required by applicable law (i) for any breach of the director’s duty of loyalty to the Company or the stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

The Certificate of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers, whether former or present, and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent for the common stock is American Stock Transfer & Trust Company, LLC.